Legacy Acquisition Corporation

1308 Race Street, Suite 200
Cincinnati, Ohio 45202
Telephone: (513) 618-7161

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 3030

Attention: Russell Mancuso

Re:	Legacy Acquisition Corporation

Registration Statement on Form S-1

Filed October 25, 2017

File No. 333-221116

Dear Mr. Mancuso:

Legacy Acquisition Corporation, a Delaware Corporation, (the “Company,” “it,” “we,” “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 7, 2017, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 25, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Registration Statement and the exhibits thereto, which is filed contemporaneously with the submission of this letter.

Transfers of Founder Shares and Private Placement Warrants, page 116

1.	Reconcile your disclosure in the last sentence of this section with section 2.5(h) of exhibit 4.4.

In response to the Staff’s comment, we have revised Section 2.5 of Exhibit 4.4.

Founder Shares, page 124

2.	Reconcile your disclosure in the second paragraph of this section with section 4.3(b)(ii) of exhibit 3.2.

In response to the Staff’s comment, we have revised Section 4.3 of Exhibit 3.2 and the section of the Registration Statement entitled “Description of Securities—Founder Shares.”

Loop Capital Markets LLC Sponsor Investment, page 145

3.	Disclose the portion of your securities in which Loop Capital will have an interest.

In response to the Staff’s comment, we have revised this disclosure to disclose the number of founder shares and private placement warrants in which Loop Capital will have an interest.

Exhibit 1.1

4.	The contingency regarding the private placement in paragraphs 3(a), 3(b) and 6(l) of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, provide us your analysis supporting your conclusion that Rule 419 is not applicable to this offering; see Release No. 33-7024 (October 25, 1993).

In response to the Staff’s comment, we have revised Sections 3(a), 3(b) and 6(l) of Exhibit 1.1. With regard to Rule 419, the Company will be required to file a Form 8-K, promptly after the closing of the offering, which will contain an audited balance sheet reflecting net tangible assets upon successful completion of the offering in excess of $5,000,000. The Company will therefore be exempt from Rule 419.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Edwin J. Rigaud
Edwin J. Rigaud
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP